21001769

SEC Mail Processing Section MAR 01 2021 Washington DC 406

SEC Mail Processing Section MAR 01 2021 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Downs Corporate Finance, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PPG Place, Suite 1700
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lieberman (412) 697-5364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct, Suite 500	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schneider Downs Corporate Finance, LP, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
CONSTANCE J. PESANKA - Notary Public
Allegheny County
My Commission Expires Nov 26, 2022
Commission Number 1338276

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP as of December 31, 2020, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Schneider Downs Corporate Finance, LP's management. Our responsibility is to express an opinion on Schneider Downs Corporate Finance, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Schneider Downs Corporate Finance, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Schneider Downs Corporate Finance, LP's financial statements. The supplemental information is the responsibility of Schneider Downs Corporate Finance, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Schneider Downs Corporate Finance, LP's auditor since 2005.
Auburn Hills, Michigan
February 24, 2021

Schneider Downs Corporate Finance, LP

Audited Financial Statements and Supplemental Information
For the Year Ended December 31, 2020

Schneider Downs Corporate Finance, LP

Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	527,039
Accounts receivable, net of allowances of $7,260		
Billed		113,681
Unbilled		25,261
Due from affliated entity/owner		124
Prepaid expense		36,304
Operating lease right-of-use asset (Note 1)		360,458
Deferred contract asset		269,418
Total Assets	**$**	**1,332,285**
Liabilities and Partners' Capital		
Accounts payable, accrued expenses, and other liabilities	$	67,305
Operating lease liability (Note 1)		360,458
Deferred contract liability		269,418
Due to affliated entity/owner (Note 5)		14,700
Total Liabilities		**711,881**
Partners' capital (Note 2)		620,404
Total Liabilities and Partners' Capital	**$**	**1,332,285**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Operations and Changes in Partners' Capital
For the Year Ended December 31, 2020

Revenues		
Billings and other income	$	1,459,155
Expenses		
Employee compensation and benefits (Note 7)		940,799
Regulatory fees and expenses		12,055
Occupancy (Note 1 and 5)		36,000
Marketing expense		15,351
Professional services		102,755
Management fees (Note 5)		143,107
Other operating expenses		141,749
Total expenses		1,391,816
Non-operating income		
Interest income		1,410
Net Income		68,749
Partners' Capital at January 1, 2020		681,111
Partner contributions		11,125
Partner retirement return of capital		(140,581)
Partners' Capital at December 31, 2020	**$**	**620,404**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	68,749
Changes in:		
Receivables		28,172
Other assets		(68,685)
Due to/from affiliated entity/owner		(68,887)
Accounts payable, accrued expenses, and other liabilities		8,043
Net Cash Used in Operating Activities		(32,608)
Cash Flows from Financing Activities		
Partner contributions		11,125
Partner retirement return of capital		(140,581)
Net Cash Used in Financing Activities		(129,456)
Net Decrease in Cash and Cash Equivalents		(162,064)
Cash and Cash Equivalents at Beginning of Year		689,103
Cash and Cash Equivalents at End of Year	**$**	**527,039**

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition –The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices to performance obligations identified; when to recognize revenue based on the Company's completion of a performance obligation under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues include advisory services on mergers and acquisitions (M&A) and real estate transactions. Revenue for M&A advisory arrangements and the related expense reimbursements are generally recognized at the point in time performance under the engagement is completed, which is typically the closing date of the transaction or when the contract is cancelled. Revenue for real estate contracts is generally recognized as front-end commissions at the point in time our performance obligation is completed, which is typically when the equity raise is completed. Management fees related to real estate contracts are recognized over time as performance obligations are completed by the Company. Back-end commissions, which are based upon the ultimate sales price of the real estate, are recognized at the point in time the sale of the real estate development occurs, as there is a high degree of uncertainty as to the amount and timing of the sale. Other advisory services are generally recognized over time as the performance obligations are completed.

As of December 31, 2020, $269,418 of non-refundable retainers and related out of pocket costs and $269,418 of deferred costs to fulfill contracts have been deferred and will be recognized as revenue and expense when the performance obligations are completed.

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America. At times, deposits may exceed federally insured limits; however, the Company does not believe it is exposed to any significant credit risk and has not experienced any such loss.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. An allowance of $7,260 was recorded at December 31, 2020.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases - The Company leases an office space from an affiliated entity and has classified this lease as an operating lease. The Company's lease payment obligation is recognized at the estimated present value along with a corresponding right-of-use (ROU) asset. The ROU asset is subsequently measured throughout the lease term at the amount of the lease liability and assessed for impairment. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate of 4.5%. The lease payments will be recognized on a straight-line basis over the lease term.

Leases, continued

The term of the Company's sublease began October 2013 for 10 years. The sublease can be extended 2 additional periods of the same length, and all terms, covenants and provisions of the original sublease shall apply to the extended sublease terms. The Company can extend the sublease by providing written notice twelve months prior to the end of the lease. The affiliated entity has the option to renew the master lease through April 30, 2034. It was assumed that the sublease will be extended until at least the same length as the affiliated entity's master lease. The sublease does not include residual value guarantees or transfer of ownership at the end of the lease term. The Company's lease can only be modified by a further writing that is duly executed by the Company and the affiliated entity. Payments due under the lease contract include fixed monthly payments of $3,000. Rent incurred to this affiliated entity was $36,000 inclusive of both amortization and interest expense for the year ended December 31, 2020. At December 31, 2020, the future lease payments for the Company's operating lease are as follows:

2021	$ 36,000
2022	36,000
2023	36,000
2024	36,000
2025	36,000
Thereafter	300,000
Total minimum lease payments	480,000
Less imputed interest	(119,542)
Total operating lease liabilities	$ 360,458

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 24, 2021, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $175,616, which was $152,188 above the required net capital of $23,428. The Company had aggregate indebtedness of $351,423 at December 31, 2020.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $143,107 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2020.The Company also leases office space from an affiliated entity. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2020.

Amounts due to affiliated entities totaled $14,700 as of December 31, 2020.

Note 6 - Concentration

During the year ended December 31, 2020, three customers accounted for approximately 72 percent of total revenue. As of December 31, 2020, three customer accounted for approximately 59 percent of total accounts receivable.

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued $43,410 for 2020 employer contributions, to be paid in 2021.

Schneider Downs Corporate Finance, LP

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Net Capital		
Total partners' capital	$	620,404
Deductions and/or charges		
Non-allowable assets:		
Receivables		(113,681)
Other assets		(331,107)
Net capital before haircuts on securities		175,616
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	**$**	**175,616**
Aggregate Indebtedness		
Accounts payable, accrued expenses, and other liabilities	$	336,723
Due to affliated entity/owner		14,700
Total Aggregate Indebtedness	**$**	**351,423**
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	23,428
Excess net capital	$	152,188
Excess at 1000%	$	140,474
Ratio: Aggregate indebtedness to net capital		200%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2020)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of form X-17A-5 as of December 31, 2020, filed on January 27, 2021.

See Notes to Financial Statements.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Schneider Downs Corporate Finance, LP indicated that Schneider Downs Corporate Finance, LP may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3 and because Schneider Downs Corporate Finance, LP limits its business activities exclusively to acting as a placement agent for private placements on a best efforts basis, mergers and acquisitions advisory, and consulting, and the company did not (A) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (B) did not carry accounts of or for customers; and (C) did not carry PAB accounts (as defined in Rule 15c3-3) (the "exemption conditions") and (2) Schneider Downs Corporate Finance, LP stated that Schneider Downs Corporate Finance, LP met the identified exemption conditions throughout the most recent fiscal year without exception. Schneider Downs Corporate Finance, LP's management is responsible for compliance with the exemption conditions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Schneider Downs Corporate Finance, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 24, 2021

SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

For the fiscal year ended December 31, 2020

Schneider Downs Corporate Finance, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as the placement agent for private placements on a best efforts basis, mergers and acquisitions advisory, and consulting, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Schneider Downs Corporate Finance, LP

I, Peter J. Lieberman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Peter J. Lieberman, Chief Executive Officer

02/24/2021

Date